
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

February 1, 2007

Mr. Jack F. Callahan, Jr.
Executive Vice President and Chief Financial Officer
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, TX 75201

> **Re:** **Dean Foods Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-12755**

Dear Mr. Callahan:

We have completed our review of your 2005 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief